

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

September 9, 2010

VIA FEDERAL EXPRESS





United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon Ross
Corporate Secretary
for **SULTAN MINERALS INC.**

Enclosure

United States Sec Filing

dlw 9/17

September 9, 2010

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated August 9, 2010;
2. News Release – dated August 11, 2010;
3. Material Change Report – dated August 10, 2010
4. Shareholder Rights Plan Agreement dated as of June 29, 2010
5. Interim Financial Statements for the six months ended June 30, 2010 and 2009
6. Management Discussion and Analysis for the six months ended June 30, 2010 and 2009
7. Form 52-109FV2 – Certification of Interim Filings – Venture Issuer Basic Certificate, CEO
8. Form 52-109FV2 – Certification of Interim Filings – Venture Issuer Basic Certificate, CFO

Correspondence with Securities Commission(s)

No correspondence.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

August 11, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS DISCOVERS AND SAMPLES 800 METRES OF HISTORICAL DRILL CORE AT ITS KENA GOLD PROPERTY, BC

Sultan Minerals Inc. (SUL-TSX-Venture) ("Sultan") is pleased to report that field surveys, under the supervision of P&L Geological Services of Kamloops, B.C, are currently underway on its Kena Gold-Copper Property, located in southeastern British Columbia.

In July, Sultan completed an IP geophysical survey of the Kena Copper Zone on the property. The survey successfully defined a continuous six kilometre long geophysical anomaly trending south from the Gold Mountain and Kena Gold Zones to the south end of the Kena Copper Zone (see News Release dated July 20, 2010). Geophysical modeling and field geological studies suggest the anomaly is reflecting sulphide mineralization emplaced in a strongest and laterally persistent deformation zone that runs north-westerly across the property (see News Release dated September 9, 2009).

The current field surveys are designed to accurately locate diamond drill targets over this extensive geophysical target. Studies completed to date show that all significant showing and four historic gold mines on the property are associated with areas of strong IP geophysical response (see map). The program has also discovered that several historic diamond drill holes from previous exploration programs intersected the margins of the geophysical anomaly but in many cases were only partially assayed or were not assayed for copper. Sultan has now located, sampled and sent for assay approximately 800 metres of un-sampled diamond drill core remaining from the historical programs. Copper and gold assays for these drill holes are anticipated in approximately 3 weeks.

Present studies are focusing on the Kena Copper and Kena Gold zones but work may extend into the adjacent Gold Mountain zone. The planned diamond drill program is expected to commence at the end of August.

Linda Dandy, P.Geo., is the project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, who has reviewed and verified the contents of this news release.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P. Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

This release was prepared by Sultan's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Sultan expects are forward-looking statements. Although Sultan believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Sultan, investors should review Sultan's filings that are available at www.sedar.com or Sultan's website at www.sultanminerals.com


KENA GOLD PROPERTY
Sultan Minerals Inc.
N
Gold Mountain Zone
NI 43-101 Resource using 0.5 g/T cut off
M & I 184,000 oz @ 1.04 g/t Au
INF. 333,000 oz @ 0.99 g/t Au
Kena Gold Zone
NI 43-101 Resource using 0.5g/T cut off
M & I 197,000 oz @ 0.97 g/t Au
INF. 56,000 oz @ 1.55 g/t Au
Great Eastern Mine
37.53 g/T Au, 52.2 g/T Ag
Starlight Mine
27.7 g/T Au, 13.9 g/T Ag,
0.96% Cu
Kena Copper Zone
Victoria Mine
1.12 g/T Au, 28.9 g/T Ag,
1.28% Cu
Daylight Mine
15.22 g/T Au, 27.0 g/T Ag
DDH kk81-4
0.27% Cu
51.0 M
Caribou Gold Showing
5.50 g/T Au
Trench KCT-01
0.26%Cu, 0.14 g/t Au
56.0 M
GEOPHYSICAL MAP
I.P. Chargeability
Significant Showings and
Historic Mine Workings
Trench KCT-04
0.27%Cu, 0.23 g/t Au
10.0 M
DDH K-90-4
0.27%Cu, 0.17 g/t Au
57.0 M
0 0.4 0.6 1.0
Kilometres
Scale 1:5000
Historic Assays and Mine Grades are not NI 43-101 Compliant

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

August 9, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Inc. Adopts Shareholder Rights Plan

Sultan Minerals Inc. (SUL – TSX Venture) (the "Company") announces that the Board of Directors of the Company has elected to continue the Shareholder Rights Plan that expired on June 29, 2010. The new Shareholder Rights Plan was approved by the TSX Venture Exchange on May 28, 2010 and was presented to and approved by the shareholders of the Company at the Company's annual general meeting held on June 29, 2010.

The Shareholder Rights Plan has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The Shareholder Rights Plan was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares, to pursue alternatives which could enhance shareholder value.

This Shareholder Rights Plan is not being adopted in response to any proposal to acquire control of the Company.

For more information, please see a copy of the Shareholder Rights Plan which has been filed under the Company's profile at www.sedar.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

August 10, 2010.

Item 3. **News Release**

The press release was issued on August 9, 2010.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

August 10, 2010.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

August 9, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Inc. Adopts Shareholder Rights Plan

Sultan Minerals Inc. (SUL – TSX Venture) (the "Company") announces that the Board of Directors of the Company has elected to continue the Shareholder Rights Plan that expired on June 29, 2010. The new Shareholder Rights Plan was approved by the TSX Venture Exchange on May 28, 2010 and was presented to and approved by the shareholders of the Company at the Company's annual general meeting held on June 29, 2010.

The Shareholder Rights Plan has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The Shareholder Rights Plan was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares, to pursue alternatives which could enhance shareholder value.

This Shareholder Rights Plan is not being adopted in response to any proposal to acquire control of the Company.

For more information, please see a copy of the Shareholder Rights Plan which has been filed under the Company's profile at www.sedar.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF

June 29, 2010

BETWEEN

SULTAN MINERALS INC.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

RATIFIED BY SHAREHOLDERS ON JUNE 29, 2010

TABLE OF CONTENTS

Page

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT, dated as of June 29, 2010, is made between Sultan Minerals Inc. (the "**Company**"), a corporation incorporated under the laws of British Columbia, and Computershare Investor Services Inc., a company incorporated under the federal laws of Canada (the "**Rights Agent**");

WHEREAS:

A. The Board of Directors of the Company, in the exercise of their fiduciary duties to the Company, has determined that it is advisable and in the best interests of the Company to continue to have in place a shareholder rights plan (the "**Rights Plan**") to (a) ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company and the Board of Directors have adequate time to consider and evaluate any unsolicited bid for the Common Shares; (b) provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid; (c) encourage the fair treatment of the Company's securityholders in connection with any Take-over Bid (as hereinafter defined) made for the Common Shares; and (d) generally to assist the Board of Directors in enhancing shareholder value;

B. In order to continue the Rights Plan, the Company has:

(i) reconfirmed the authorization of the issuance, effective one minute after the Effective Date, of one Right in respect of each Common Share outstanding one minute after the Effective Date (the "**Record Time**"); and

C. (ii) reconfirmed the authorization of the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;Each Right entitles the holder, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

D. The Company desires to confirm the appointment of the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

E. The Company proposes that this Agreement be in place for a period of three years from the date of ratification by the Company's Shareholders.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) **"Acquiring Person"** means any Person who is the Beneficial owner of 20% or more of the outstanding Voting Shares of any class, but does not include:

(i) any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of (A) an acquisition

or redemption by the Company of Voting Shares of any class which, by reducing the number of Voting Shares of that particular class outstanding, increases the proportionate number of Voting Shares of that particular class Beneficially owned by such Person to 20% or more of the Voting Shares of that particular class then outstanding, (B) a Permitted Bid Acquisition, (C) an Exempt Acquisition, or (D) a Pro Rata Acquisition; provided, however, that if a Person becomes the Beneficial owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of the operation of (A), (B), (C) or (D) above and such Person thereafter becomes the Beneficial owner of an additional 1% of the Voting Shares of that particular class other than as a result of one or any combination of the operation of (A), (B), (C) or (D) above, then as of the date such Person becomes the Beneficial owner of such additional Voting Shares of that particular class, such Person shall become an "Acquiring Person";

(ii) for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(f)(B) solely because such Person or the Beneficial owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of a public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take Over Bid;

(iii) an underwriter or member of a banking or selling group that becomes the Beneficial owner of 20% or more of the Voting Shares in connection with a *bona fide* distribution to the public of securities of the Company; or

(iv) a Person (a "**Grandfathered Person**") who is the Beneficial owner of more than 20% of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial owner of any additional Voting Shares that increases its Beneficial ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through a Permitted Bid Acquisition or a Pro Rata Acquisition;

(b) "**Affiliate**", when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such a specified Person;

(c) "**Agreement**" means this shareholder rights plan agreement dated as of June 29, 2010 between the Company and the Rights Agent, as amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) "**annual cash dividend**" means cash dividends paid in any fiscal year of the Company, to the extent that such cash dividends do not exceed in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Company on its Common Shares in its three immediately preceding fiscal years;

(iii) 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year;

(e) **"Associate"** means, when used to indicate a relationship with a specified Person, any corporation of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation for the time being outstanding, any partner of that Person, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person, or a relative of that Person who has the same residence as that Person;

(f) A Person shall be deemed the **"Beneficial owner"** of, and to have **"Beneficial ownership"** of, and to **"Beneficially own"**,

(i) any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities of which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering of securities and other than pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; and

(iii) any securities which are Beneficially owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert,

provided, however, that a Person shall not be deemed the "Beneficial owner" of, or to have "Beneficial ownership" of, or to "Beneficially own", any security:

A. solely because such security has been deposited or tendered pursuant to any Take Over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

B. solely because such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises dispositive power over such security in circumstances where, (1) the

ordinary business of any such Person (the "**Investment Manager**") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "**Client**"); or (2) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons and holds such dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person (each an "**Estate Account**") or for such other accounts (each an "**Other Account**"); or (3) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "**Statutory Body**") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or (4) such Person (the "**Administrator**") is the administrator or trustee of one or more pension funds on plans (a "**Plan**") registered under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof; or (5) such Person is a securities depositary (a "**Depositary**"); or (6) such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, the Depositary or the Crown agent or agency, as the case may be, is not then making a Take Over Bid or has not then announced an intention to make a Take Over Bid whether acting alone or jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

C. solely because such Person is, (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security, or (3) a Plan with the same Administrator as another Plan;

D. where such Person is, (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

E. because such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or

tendered, to any Take Over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(g) **"Board of Directors"** means the board of directors of the Company or any duly constituted and empowered committee thereof;

(h) **"Business Day"** means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close;

(i) **"Canadian Dollar Equivalent"** of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(j) **"Canadian - U.S. Exchange Rate"** means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(k) **"Close of business"** on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office in Vancouver of the transfer agent for the Common Shares of the Company (or, after the Separation Time, the transfer office in Vancouver of the Rights Agent) is closed to the public;

(l) **"Common Shares"** means the common shares without par value in the capital of the Company;

(m) **"Company Act"** means the *Business Corporations Act* (British Columbia), as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(n) **"Competing Permitted Bid"** means a Take Over Bid that:

(i) is made while another Permitted Bid is in existence;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of the definition of a Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take Over Bid prior to the close of business on a date which is no earlier than the later of (A) 35 days after the date of the announcement of such Competing Permitted Bid (or such other minimum period of days as may be prescribed by applicable securities legislation), and (B) the 60th date after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made and then only if at that date more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn;

(o) **"Controlled"** a corporation shall be deemed to be "controlled" by another Person or two or more Persons if:

(i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

(p) **"Convertible Securities"** shall mean at any time any securities issued by the Company (including rights, warrants and options but excluding the Rights) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on conditions or the happening of any contingency);

(q) **"Co-Rights Agents"** has the meaning assigned in Subsection 4.1(a);

(r) **"Disposition Date"** has the meaning assigned in Subsection 5.1(a);

(s) **"Dividend Reinvestment Acquisition"** means an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(t) **"Dividend Reinvestment Plan"** means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities and to holders of securities of a Subsidiary of the Company, where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of any class of the Company or a Subsidiary;

(ii) proceeds of redemption of shares of the Company or a Subsidiary;

(iii) interest paid on evidences of indebtedness of the Company or a Subsidiary; or

(iv) optional cash payments;

are applied to the purchase from the Company of Common Shares;

(u) **"Election to Exercise"** has the meaning assigned in Subsection 2.2(d);

(v) **"Effective Date"** means immediately after the close of the annual general meeting of the shareholders of the Company held on June 29, 2010;

(w) **"Exempt Acquisition"** shall mean an acquisition of Voting Shares or Convertible Securities:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.1 or which was made on or prior to the Record Time; or

(ii) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion, exercise or exchange of such Convertible Securities) approved by the Board of Directors and made by the Company pursuant to a prospectus, private

placement or other distribution by the Company exempt from the prospectus requirements of applicable law;

(x) **"Exercise Price"** means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $20.00;

(y) **"Expansion Factor"** has the meaning assigned in Subsection 2.3(a);

(z) **"Expiration Time"** means the earlier of:

(i) the Termination Time; and

(ii) the close of the annual general meeting of the shareholders of the Company held in 2013;

(aa) **"Flip-in Event"** means a transaction whereby or pursuant to which any Person becomes an Acquiring Person;

(bb) **"holder"** has the meaning assigned in Section 2.8;

(cc) **"Independent Shareholders"** means holders of Voting Shares, other than (a) any Acquiring Person, (b) any Offeror (other than any Person who pursuant to Clause 1.1(f) is not deemed to Beneficially own the Voting Shares held by such Person), (c) any Affiliates or Associates of any Acquiring Person or Offeror, (d) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (e) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take Over Bid;

(dd) **"Market Price"** per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 causes closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

(ii) if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board

lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported by the principal national United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted for trading;

(iii) if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing price per share of such securities on such date shall mean the fair value per share of the securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

(ee) **"Nominee"** has the meaning assigned in Subsection 2.2(c);

(ff) **"Offer to Acquire"** includes:

(i) an offer to purchase or a solicitation of an offer to sell Voting Shares of any class or classes, and

(ii) an acceptance of an offer to sell Voting Shares of any class or classes, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(gg) **"Offeror"** means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take Over Bid other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(hh) **"Offeror's Securities"** means Voting Shares Beneficially owned by an Offeror and by any Person acting jointly or in concert with such Person on the date of the Offer to Acquire;

(ii) **"Permitted Bid"** means a Take Over Bid made by an Offeror that is made by means of a Take Over Bid circular and which also complies with the following additional provisions:

(i) the Take Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Company, other than the Offeror. The Take Over Bid shall expressly state that Voting Shares issued on the exercise of share purchase warrants, options and other securities convertible into Voting Shares shall, subject to compliance with the procedures applicable generally to the tendering of Voting Shares to the Take Over Bid, be eligible to be tendered under the Take Over Bid;

(ii) the Take Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up and paid for pursuant to the Take Over Bid (A) prior to the close of business on a date which is not less than 60 days following the date of the Take Over Bid, and (B) unless at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take Over Bid and not withdrawn;

(iii) the Take Over Bid contains an irrevocable and unqualified provision that, unless the Take Over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take Over Bid at any time during the period described in Clause 1.1(ii)(ii) and that any Voting Shares deposited pursuant to the Take Over Bid may be withdrawn until taken up and paid for; and

(iv) the Take Over Bid contains an irrevocable and unqualified provision that, unless the Take Over Bid is withdrawn, in the event that the deposit condition set forth in Clause 1.1(ii)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take Over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

(jj) **"Permitted Bid Acquisition"** means an acquisition of Voting Shares or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(kk) **"Person"** includes an individual, firm, body corporate, trust, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(ll) **"Pro Rata Acquisition"** means an acquisition of Voting Shares or Convertible Securities; (i) as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of Voting Shares; or (ii) pursuant to a Dividend Reinvestment Plan; or (iii) pursuant to the receipt and/or exercise of rights issued by the Company to all the holders of Voting Shares of the Company to subscribe for or purchase Voting Shares of the Company, provided that such rights are acquired directly from the Company as part of a bona fide rights offering and not from any other Person; (iv) pursuant to a distribution by the Company of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or by way of private placement by the Company, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible or exchangeable for Voting Shares, than the Person's percentage of Voting Shares Beneficially owned immediately prior

to such acquisition; or (v) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring approval of shareholders at a duly called meeting.

(mm) **"Record Time"** has the meaning assigned in recital B to this Agreement;

(nn) **"Redemption Price"** has the meaning assigned in Subsection 5.1(e) of this Agreement;

(oo) **"Right"** means a right to purchase a Common Share of the Company, upon the terms and subject to the conditions set forth in this Agreement;

(pp) **"Rights Certificate"** means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached as Attachment 1;

(qq) **"Rights Holders' Special Meeting"** means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

(rr) **"Rights Register"** has the meaning assigned in Subsection 2.6(a);

(ss) **"Securities Act"** means the *Securities Act* (British Columbia), R.S.B.C. 1996, c. 418, as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(tt) **"Separation Time"** means the close of business on the eighth Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take Over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such,

or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take Over Bid referred to in Clause (ii) or this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take Over Bid shall be deemed, for the purposes of this definition, never to have been made;

(uu) **"Special Meeting"** means a special meeting of the holders of Voting Shares, called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Subsection 5.4(b) or Subsection 5.4(c);

(vv) **"Stock Acquisition Date"** shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 111 of the Securities Act or Section 13(d) of the U.S. Exchange Act) by the Company or an Acquiring Person of facts indicating that an Acquiring Person has become such;

(ww) **"Subsidiary"** - a corporation shall be deemed to be a Subsidiary of another corporation if:

(i) it is controlled by:

A. that other, or

B. that other and one or more corporations each of which is controlled by that other, or

C. two or more corporations each of which is controlled by that other, or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary;

(xx) **"Take Over Bid"** means an Offer to Acquire Voting Shares or Convertible Securities if, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire and such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(yy) "**Termination Time**" means the time at which the right to exercise the Rights shall terminate pursuant to Section 5.1 or 5.15;

(zz) **"Trading Day"**, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day;

(aaa) **"U.S.-Canadian Exchange Rate"** means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(bbb) **"U.S. Dollar Equivalent"** of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian - U.S. Exchange Rate in effect on such date;

(ccc) **"U.S. Exchange Act"** means the *United States Securities Exchange Act* of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ddd) **"U.S. Securities Act"** means the *United States Securities Act of 1933*, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(eee) **"Voting Shares"** means the Common Shares of the Company and any other shares in the capital of the Company entitled to vote generally in the election of all elected directors.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially owned by any Person, shall be and be deemed to be the product determined by the formula:

$100 \times A/B$

where:

A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares owned by such Person.

1.5 Acting Jointly or in Concert

For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first Person, any Affiliate or Associate of the first Person or any person acting jointly or in concert with the first Person, acquires or offers to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any

document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 - THE RIGHTS

2.1 Legend on Common Share Certificates

Certificates for the Common Shares that are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also represent and evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated as of June 29, 2010 (the "**Shareholder Rights Plan Agreement**"), between Sultan Minerals Inc. (the "**Corporation**") and Computershare Investor Services Inc., the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding at the Record Time, which as at the Effective Date represent Common Shares, shall also represent and evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be represented and evidenced by the certificate for the associated Common Share of the Company registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of the Company.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of Rights shall be separate from and independent of Common Shares of the Company.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "**Nominee**")), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii) a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in (i) and (ii) in respect of all Common Shares of the Company held of record by it which are not Beneficially owned by an Acquiring Person.

(d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or to the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iii) tender to the Company all payments received on the exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Company covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with the requirements of the Company Act and the Securities Act, and the applicable securities laws or comparable legislation of each of the provinces and territories of Canada, the U.S. Securities Act, the U.S. Exchange Act and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) take all such action as may be necessary and within its power to cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Subsection 3.1(a).

(a) In the event the Company shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) other than pursuant to any optional stock dividend program;

(ii) subdivide or change all of the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change all of the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) in respect of, in lieu of or in exchange for all of the existing outstanding Common Shares except as otherwise provided in this Section 2.3,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If an event occurs which would require an adjustment under both this Section 2.3 and Subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Subsection 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

(i) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "**Expansion Factor**") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(ii) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding)

and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares in its capital other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), such shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If the Company at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be represented and evidenced by the certificate representing such associated Common Share.

(b) If the Company at any time after the Record Time and prior to the Separation Time fixes a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement

filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Company.

(c) If the Company at any time after the Record Time and prior to the Separation Time fixes a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) or evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in Section 2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the Expiration Time.

Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Company shall:

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

(e) If the Company at any time after the Record Time and prior to the Separation Time issue any shares in its capital (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Clauses 2.3(a)(i) or (iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c) above, shall be made. Subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in subsection 5.4(b) or (c), the Company and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f) Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h) In any case in which this Section 2.3 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i) Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Common Shares;

(ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

2.4 Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Company by any two officers of the Company. The signature of the officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign manually or by facsimile signature (in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange

(a) The Company will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "**Rights Registrar**") for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of a transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Company will execute, and the Rights Agent will countersign, register and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of a transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing and shall be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign register and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Company shall execute and upon the Company request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost, or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by

anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 **Persons Deemed Owners of Rights**

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share).

2.9 **Delivery and Cancellation of Certificates**

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10 **Agreement of Rights Holders**

Every holder of Rights, by accepting the Rights, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of a transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right, if any, to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-In Event

(a) Subject to Subsections 2.2(b)(i), 3.1(b) and (c) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then thereafter, each Right shall constitute, effective at the close of business on the eighth Trading Day after the Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to two times the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i),

shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Company Act and the Securities Act, and the applicable securities laws or comparable legislation in each of the provinces and territories of Canada and of the United States and each of the States thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d) Any Rights Certificate that represents Rights Beneficially owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

3.2 **Fiduciary and other Statutory Duties of the Board of Directors of the Company**

For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary and other statutory duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take Over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take Over Bids or other proposals to the shareholders of the Company with respect to any Take Over Bid or otherwise) that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary and other statutory duties.

ARTICLE 4 - THE RIGHTS AGENT

4.1 **General**

(a) The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents ("**Co-Rights Agents**") as it may deem necessary or desirable, subject to the prior approval of the Rights Agent. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine with the approval of the Rights Agent and the Co-Rights Agent. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the removal or resignation of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

(d) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and any other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.

4.2 **Merger, Amalgamation or Consolidation or Change of Name of Rights Agent**

(a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory

arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation is eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. If at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) If at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if at that time any of the Right Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates will have the full force provided in the Right Certificates and in this Agreement.

4.3 **Duties of Rights Agent**

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Common Shares and Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer or Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer or Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or have a pecuniary interest in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 **Change of Rights Agent**

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered or certified mail. The Company may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable

of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Company), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5 - MISCELLANEOUS

5.1 Redemption and Waiver

(a) The Board of Directors acting in good faith may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person becoming an Acquiring Person. Any such waiver pursuant to this Subsection 5.1(b) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "**Disposition Date**"), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(b) The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event provided that the Flip-in Event would result from a Take Over Bid made by means of a Take Over Bid circular to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(a)), provided that if the Board waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(b), the Board shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any other Take Over Bid which is made by means of a Take Over Bid circular to all holders of Voting Shares prior to the expiry of any Take Over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Subsection 5.1(b).

(c) Until the occurrence of a Flip-in Event as to which the application of section 3.1 has not been waived pursuant to this Section 5.1, upon written notice to the Rights Agent, the Board of Directors may, with the prior consent of the holders of the Voting Shares given in accordance with Subsection 5.1(k), determine, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Takeover Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.1(a), to waive the application of Section 3.1 to such Flip-in Event. In the event the Board proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(d) The Company shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Subsection 5.1.

(e) The Board of Directors of the Company acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred such redemption price being herein referred to as the "**Redemption Price**").

(f) The Board of Directors shall, without further formality be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived the application of Section 3.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(g) Where a Take Over Bid that is not a Permitted Bid Acquisition or Competing Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(h) If the Board of Directors is deemed under this Section 5.1 to have elected or elects under Subsections 5.1(f) or (g) to redeem the Rights, then subject to Subsection 5.1(k), the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(i) Within 10 calendar days after the Board of Directors is deemed under this Subsection 5.1 to have elected or elects under Subsection 5.1(e) or (f) to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(j) Upon the Rights being redeemed pursuant to this Section 5.1, Rights may be reissued under this Agreement to holders of record of Common Shares immediately following such redemption and thereafter all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and such re-issued Rights shall without further formality, be attached to the outstanding Common Shares in the same manner as prior to the occurrence of such Separation Time.

(k) Approval of the holders of Voting Shares of a waiver pursuant to Subsection 5.1(d) shall be deemed to have been given if the waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders at a meeting of such holders duly held in accordance with the applicable laws and the Company's Articles.

5.2 Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Company may make any amendments to this Agreement to correct any clerical or typographical error, or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation or regulations or rules thereunder, or at the request of a stock exchange on which the Common Shares are traded from time to time. The Board of Directors acting in good faith may by resolution, at or prior to the shareholders' meeting referred to in Section 5.15, or any adjournment or postponement thereof, supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares in order to make any changes with the Board of Directors may deem necessary or desirable (whether or not such action would materially adversely affect the interest of the Rights Holders generally). Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Without limiting Subsection 5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and memorandum of the Company. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the

proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder of Voting Shares who is an Offeror pursuant to a Take Over Bid that is not a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition, with respect to all Voting Shares Beneficially owned by such Person), represented in person or by proxy at the Special Meeting.

(c) The Company may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders' Special Meeting called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and memorandum of the Company applicable to meetings of holders of Voting Shares, applied *mutatis mutandis*. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at the Rights Holders' Special Meeting.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's articles and memorandum and the Company Act with respect to the meetings of shareholders of the Company.

(e) Any amendments made by the Company to this Agreement pursuant to Subsection 5.4(b) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder, or are made at the request of a stock exchange on which the Common Shares are traded from time to time, shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment; or

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the

termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5 Fractional Rights and Fractional Shares

(a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Company shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b) The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares and the Company shall not be required to pay any amount in lieu of such fractional Common Shares.

5.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder's right to exercise such holder's Rights or Rights to which such holder is entitled in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement or any amendments thereto shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange shall be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(d).

5.8 Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9 **Notices**

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Sultan Minerals Inc.
#1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Attention: President & CEO
Telecopy No.: 604-687-4212

(b) Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

Computershare Investor Services Inc.
510 Burrard Street
Vancouver BC V6C 3B9

Attention: Manager, Client Services
Telecopy No.: 604-661-9401

(c) Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d) Any notice given or made in accordance with Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10 **Costs of Enforcement**

The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11 **Successors**

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12 **Benefits of this Agreement**

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13 **Governing Law**

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14 **Severability**

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 **Effective Date and Confirmation**

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date.

5.16 **Determinations and Actions by the Board of Directors**

The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors of the Company as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to make all determinations deemed necessary or advisable for the administration of this Agreement. All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board, in good faith, shall not subject the Board or any director of the Company to any liability to the holders of the Rights.

5.17 **Time of the Essence**

Time shall be of the essence in this Agreement.

5.18 **Execution in Counterparts**

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.19 **Compliance with Money Laundering Legislation**

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company provided; (i) the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

5.20 **Privacy Provision**

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, **"Privacy Laws"**) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclose of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SULTAN MINERALS INC.

(C/S)

By: *"A. Troup"*

COMPUTERSHARE INVESTOR SERVICES INC.

(C/S)

By: *"Mariano Banting"*

By: *"M. Garcia"*

ATTACHMENT 1

SULTAN MINERALS INC.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. __________ Rights ______________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ____, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of June 29, 2010 (the "**Shareholder Rights Plan Agreement**"), between **SULTAN MINERALS INC.** (the "**Company**"), a corporation incorporated under the laws of British Columbia, and Computershare Investor Services Inc., a company existing under the laws of British Columbia (the "**Rights Agent**") (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), ● fully paid common shares of the Company (each a "**Common Share**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver. The Exercise Price shall initially be $20.00 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of the Company.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If the Rights evidenced by this

Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of **SULTAN MINERALS INC.** and its corporate seal.

SULTAN MINERALS INC.

C/S

By:
[President]

By:
[Secretary]

COMPUTERSHARE INVESTOR SERVICES INC.

C/S

By:

FORM OF TRANSFER

(To be executed by the registered holder if the holder wishes to transfer the Rights Certificate.)

FOR VALUE RECEIVED _______________________________________ hereby sells, assigns and transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________________, as attorney, to transfer the within Rights on the books of **SULTAN MINERALS INC.**, with full power of substitution.

Dated:

Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature of the person executing this form of transfer must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Dated:

Signature

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: **SULTAN MINERALS INC.** and
COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby Irrevocably elects to exercise ______________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued In the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature Guaranteed:

*The signature of the person executing this form of election to exercise must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Dated:

Signature

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Transfer and Election is not completed, **SULTAN MINERALS INC.** will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

SULTAN MINERALS INC.
(an exploration stage company)
INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2010 and 2009

The Company's independent auditor has not performed a review of these financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets
As at June 30, 2010 and December 31, 2009
(Unaudited – prepared by management)

	June 30, 2010	December 31, 2009
Assets		
Current assets		
Cash	$ 91,257	$ 13,629
Short-term investments	1,052,250	1,760,000
Accounts receivable	54,232	15,316
Due from related parties (Note 8)	--	5,334
Prepaid expenses	15,964	19,130
	1,213,703	1,813,409
Mineral property interests (see schedule) (Notes 4 and 10)	8,892,056	8,668,228
Investments (Note 5)	196	548
Equipment (Note 6)	5,840	11,255
Reclamation deposits	21,120	22,170
	$ 10,132,915	$ 10,515,610
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 149,826	$ 78,694
Due to related parties (Note 8)	16,983	48,000
Total liabilities	166,809	126,694
Shareholders' equity		
Share capital (Note 7)	22,302,639	22,297,139
Warrants (Note 7)	328,289	328,289
Contributed surplus	3,298,492	3,298,134
Deficit	(15,959,596)	(15,531,280)
Accumulated other comprehensive loss	(3,718)	(3,366)
	9,966,106	10,388,916
	$ 10,132,915	$ 10,515,610

Commitments (Note 4 (d))

See accompanying notes to financial statements.

Approved by the Directors

"Arthur G. Troup"
Arthur G. Troup

"Robin Merrifield"
Robin Merrifield

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Expenses				
Amortization	$ 74	$ 91	$ 74	$ 365
Legal, accounting and audit	18,913	19,769	25,000	29,960
Management fees	7,500	7,500	15,000	15,000
Office and administration	29,036	40,102	52,342	80,062
Salaries and benefits	69,353	87,704	141,167	171,787
Shareholder communications	92,314	50,251	155,097	91,341
Stock-based compensation	437	273,137	358	292,242
Property investigations	2,567	1,070	4,477	2,213
Travel	25,484	1,265	38,355	3,880
Interest and other income	(1,737)	7,298	(3,554)	(4,934)
	243,941	488,187	428,316	681,916
Loss before income taxes	(243,941)	(488,187)	(428,316)	(681,916)
Income tax recovery	--	13,178	--	14,488
Loss for the period	(243,941)	(475,009)	(428,316)	(667,428)
Deficit, beginning of period	(15,715,655)	(14,461,499)	(15,531,280)	(14,269,080)
Deficit, end of period	$ (15,959,596)	$ (14,936,508)	$ (15,959,596)	$ (14,936,508)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	124,010,618	102,179,959	123,969,734	102,142,552

Statements of Comprehensive Income
(Unaudited – prepared by management)

	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Loss for the period before comprehensive income	$ (243,941)	$ (475,009)	$ (428,316)	$ (667,428)
Unrealized gains (losses) on investments	(196)	157	(352)	235
Comprehensive loss	$ (244,137)	$ (474,852)	$ (428,668)	$ (667,193)

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Shareholders' Equity
Three and six months ended June 30, 2010 and 2009
(Unaudited – prepared by management)

	Common Shares Without Par Value				Accumulated		
	Shares	Amount	Warrants	Contributed Surplus	Other Comprehensive Loss	Deficit	Total Shareholders' Equity
Balance, December 31, 2008	101,950,868	$ 22,027,355	$ 582,974	$ 2,374,613	$ (3,209)	$ (14,269,080)	$ 10,712,653
Issued for cash							
Private placement, less share issue costs	20,000,000	193,560	328,289	--	--	--	521,849
Issued for mineral property interests and other						--	
Surface rights – Jersey-Emerald property	200,000	9,000	--	--	--	--	9,000
Acquisition – Victory Tungsten property	200,000	10,000	--	--	--	--	10,000
Jersey-Emerald property	250,000	12,500	--	--	--	--	12,500
Garnet Lead-Zinc Property	100,000	6,000	--	--	--	--	6,000
HB Mine	50,000	2,500	--	--	--	--	2,500
Aspen Mineral Claims	100,000	4,500	--	--	--	--	4,500
Agent's compensation	1,060,000	31,800	--	--	--	--	31,800
Shares returned to treasury	(250)	(76)	--	--	--	--	(76)
Stock-based compensation	--	--	--	340,547	--	--	340,547
Unrealized losses on investments for the year	--	--	--	--	(157)	--	(157)
Warrants expired, unexercised	--	--	(582,974)	582,974	--	--	--
Loss for the year	--	--	--	--	--	(1,262,200)	(1,262,200)
Balance, December 31, 2009	123,910,618	22,297,139	328,289	3,298,134	(3,366)	(15,531,280)	10,388,916
Issue for mineral property interest and other							
HB Mine 2	100,000	5,500	--	--	--	--	5,500
Stock-based compensation	--	--	--	358	--	--	358
Unrealized losses on investments for the period	--	--	--	--	(352)	--	(352)
Loss for the period	--	--	--	--	--	(428,316)	(428,316)
Balance, June 30, 2010	124,010,618	$ 22,302,639	$ 328,289	$ 3,298,492	$ (3,718)	$ (15,959,596)	$ 9,966,106

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
(Unaudited - prepared by management)

	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Cash provided by (used for):				
Operations				
Loss for the period	$ (243,941)	$ (475,009)	$ (428,316)	$ (667,428)
Items not involving cash				
Amortization	74	91	74	365
Stock-based compensation	437	273,137	358	292,242
Future income taxes	--	(26,356)	--	(27,666)
Changes in non-cash working capital				
Accounts receivable	(33,072)	4,366	(38,916)	10,056
Due to/from related parties	(77,249)	18,384	(25,683)	(8,093)
Prepaid expenses	(8,607)	1,220	3,166	9,096
Accounts payable and accrued liabilities	7,270	(5,419)	18,271	(31,759)
	(355,088)	(209,586)	(471,046)	(423,187)
Investing activities				
Mineral property interests				
Acquisition costs	(11,326)	(21,473)	(24,409)	(26,410)
Exploration and development costs	(107,734)	(21,341)	(134,391)	(114,277)
Redemption of short term investments	525,000	283,889	707,750	196,455
Purchase of equipment	(1,326)	--	(1,326)	--
Work deposit applied	--	--	1,050	--
	404,614	241,075	548,674	55,768
Financing activities				
Common shares issued for cash	--	553,649	--	553,649
Increase in cash and cash equivalents during the period	49,526	585,138	77,628	186,230
Cash and cash equivalents, beginning of period	41,731	9,467	13,629	408,375
Cash, and cash equivalents, end of period	$ 91,257	$ 594,605	$ 91,257	$ 594,605
Supplemental information				
Shares issued related to mineral property interests	$ --	$ 22,500	$ 5,500	$ 22,500
Stock-based compensation capitalized to mineral property interests	--	37,505	--	41,234
Future income tax liability capitalized to mineral property interests	--	13,178	--	14,488
Shares issued for corporate finance fees	--	31,800	--	31,800

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three and six months ended June 30, 2010 and 2009
(Unaudited – prepared by management)

1. Nature of operations and going concern

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada. The Company has not determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying interim financial statements have been prepared using Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year and do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2009.

As disclosed in the financial statements, the Company has working capital, as at June 30, 2010, of $1,046,894 (December 31, 2009 – $1,686,715) and an accumulated deficit of $15,959,596 (December 31, 2009 – $15,531,280). Working capital is defined as current assets less current liabilities.

The Company has capitalized $8,892,056 (December 31, 2009 - $8,668,228) in acquisition and related exploration costs on the Kena property and the Jersey and Emerald properties.

As a junior resource company, the Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. The Company has sufficient working capital to conduct its operations for the next fiscal year.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. Accounting policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2009, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing January 1, 2010.

3. Future accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, "Business Combinations", which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company adopted this standard effective December 31, 2009, with no impact on the Company's interim financial statements.

4. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada

The Kena Property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Jersey and Emerald Properties are comprised of several claims that have been purchased or are under option. The properties are contiguous. The properties are located near the community of Salmo in southeastern British Columbia. In the six months ended June 30, 2010, the Company entered into an agreement to acquire a 100% interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 693188, located at UTM coordinates 5,443,100N and 485,600E near Salmo, British Columbia, Canada.

Under the terms of the agreement, the Company earned a 100% interest in the property by making a cash payment of $10,000 and issuing 100,000 common shares.

(d) Mineral Property Interests Commitments

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2010 of $750 for lease of surface property rights. In fiscal 2010, the Company will have to make cash payments of $18,000, and issue 150,000 common shares with respect to its mineral property interests held at December 31, 2009.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three and six months ended June 30, 2010 and 2009
(Unaudited – prepared by management)

5. Investments

	Number of Shares	Book Value June 30, 2010	Fair Value June 30 2010	Fair Value December 31, 2009
Emgold Mining Corporation (Note 8 (c))	1,565	$ 3,913	$ 196	$ 548
Total Investments		$ 3,913	$ 196	$ 548

As at June 30, 2010, investments in available-for-sale securities consist of marketable securities which had a market value of $196 (December 31, 2009 - $548). The carrying amount of these securities are subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income ("AOCI"), a component of shareholders' equity.

6. Equipment

	Cost	Accumulated Amortization	Net Book Value June 30, 2010	Cost	Accumulated Amortization	Net Book Value December 31, 2009
Office equipment	$ 3,283	$ 3,283	$ --	$ 3,283	$ 3,283	$ --
Computer equipment	13,182	11,766	1,416	11,856	10,963	893
Field and mining equipment	49,614	48,320	1,294	49,614	46,760	2,854
Vehicles	26,271	23,141	3,130	26,271	18,763	7,508
	$ 92,350	$ 86,510	$ 5,840	$ 91,024	$ 79,769	$ 11,255

7. Share capital

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

124,010,618 common shares

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three and six months ended June 30, 2010 and 2009
(Unaudited – prepared by management)

7. Share capital (continued)

(c) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 20,390,173 common shares. The following table summarizes information about the stock options outstanding at June 30, 2010:

Weighted Average Exercise Price	Number Outstanding at June 30, 2010	Weighted Average Remaining Contractual Life
$0.10	200,000	0.8 years
$0.17	2,425,000	1.0 years
$0.45	2,230,000	2.1 years
$0.29	2,670,000	2.3 years
$0.29	200,000	2.7 years
$0.10	5,630,000	4.0 years
$0.10	500,000	4.5 years
$0.20	13,855,000	2.8 years

A summary of the stock options for the six months ended June 30, 2010 and year ended December 31, 2009, is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2009	15,195,000	$0.20
Granted	200,000	$0.10
Forfeited	(40,000)	$0.10
Expired	(1,500,000)	$0.10
Balance, June 30, 2010	13,855,000	$0.21
Vested, June 30, 2010	13,755,000	$0.21

(d) Share purchase warrants

As at June 30, 2010, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
13,333,333	$0.12	June 30, 2014
706,666	$0.12	June 30, 2014
2,247,600	$0.05	June 30, 2014
1,498,400	$0.12	June 30, 2014
17,785,999	$0.11	

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three and six months ended June 30, 2010 and 2009
(Unaudited – prepared by management)

7. Share capital (continued)

(e) Shareholder rights plan

The Company's board of directors and shareholders approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). Effective October 31, 2006, the rights (the "Rights") were issued and attached to all of the Company's outstanding common shares. The Rights will become exercisable only if a person, together with its affiliates, associates and acting jointly, acquires or announces its intention to acquire beneficial ownership of the Company's common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan). The Rights will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

8. Related party transactions and balances

	Six months ended June 30,	
Services rendered and reimbursement of expenses:	**2010**	**2009**
Quorum Management and Administrative Services Inc. (a)	$ 71,354	$ 246,336
Lang Mining Corporation (b)	15,000	15,000
Directors' fees	21,000	24,000
Expense reimbursements (d)	7,376	--

Balances receivable from (e):	**June 30, 2010**	**December 31, 2009**
Quorum Management and Administrative Services Inc. (a)	$ --	$ 5,334
Balances payable to (e):		
Quorum Management and Administrative Services Inc. (a)	$ 13,795	$ --
Directors' fees	3,188	48,000
	$ 16,983	$ 48,000

(a) Management, administrative, geological and other services are provided by Quorum Management and Administrative Services Inc. ("Quorum") at market rates for the rental of office space and services provided by Quorum.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

8. Related party transactions and balances (continued)

(c) The Company's investments include shares in a listed company with a common director.

(d) The Company reimbursed travel expenses incurred by a private company controlled by an individual related to an officer of the Company.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

9. Financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at June 30, 2010, the classification of the financial instruments, as well as their carrying values and fair values, with comparative figures for December 31, 2009, are shown in the table below:

	June 30, 2010		December 31, 2009	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets				
Cash	$ 91,257	$ 91,257	$ 13,629	$ 13,629
Short-term investments	1,052,250	1,052,250	1,760,000	1,760,000
Accounts receivable	54,232	54,232	15,316	15,316
Investments	196	196	548	548
Due from related parties	--	--	5,334	5,334
Financial liabilities				
Accounts payable and accrued liabilities	149,826	149,826	78,694	78,694
Due to related parties	16,983	16,983	48,000	48,000

The fair values of the Company's financial instruments measured at June 30, 2010, constitute Level 1 measurements for its cash, short-term investments and investments within the fair value hierarchy defined under Canadian GAAP.

The Company recognized interest income during the six months ended June 30, 2010, totalling $3,554. This is primarily interest income from the Company's short-term investments. This balance represents interest income from all sources.

9. Financial instruments (continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

		June 30, 2010
Accounts and other receivables -		
Currently due	$	54,232
Past due by 90 days or less, not impaired		--
Past due by greater than 90 days, not impaired		--
		54,232
Cash		91,257
Short-term investments		1,052,250
	$	1,197,739

Substantially all of the Company's cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily its investment in marketable securities of publicly-traded companies and any receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company's maximum exposure to credit risk as at June 30, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company's financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at June 30, 2010, are summarized as follows:

		June 30, 2010
Accounts payable and accrued liabilities with contractual maturities –		
Within 90 days or less	$	149,826
In later than 90 days, not later than one year		--
Due to related parties with contractual maturities		
Within 90 days or less		16,983
In later than 90 days, not later than one year		--

9. Financial instruments (continued)

Market risks
The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

- Commodity price risk
  The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold, copper, zinc, lead, molybdenum and tungsten, and the outlook for these metals. The Company's ability to raise capital is affected by the prices of commodities that the Company is exploring for on its mineral property interests. The Company does not have any hedging or other derivative contracts respecting its operations.

  Market prices for these metals have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

- Interest rate risk
  The Company has no significant exposure at June 30, 2010, to interest rate risk through its financial instruments.

- Currency risk
  Fluctuations in United States dollars would not significantly impact the operations and the values of its assets and shareholders' equity at this time. If the Company were to go into production, the Company would be subject to more foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar, due to metals prices and their denomination in United States dollars.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three and six months ended June 30, 2010
(Unaudited – prepared by management)

Note 10: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests June 30, 2010
Acquisition costs				
Balance, beginning of period	$ 515,636	$ 627,431	$ 1	$ 1,143,068
Incurred during the period	--	29,909	--	29,909
Balance, end of period	515,636	657,340	1	1,172,977
Exploration and development costs				
Incurred during the period				
Assays and analysis	210	(5,338)	--	(5,128)
Drilling	--	61,412		61,412
Geological and geophysical	64,493	36,220	140	100,853
Site activities	3,239	22,024	--	25,263
Travel and accommodation	7,740	3,779	--	11,519
	75,682	118,097	140	193,919
Balance, beginning of period	2,827,074	4,698,086	--	7,525,160
Balance, end of period	2,902,756	4,816,183	140	7,719,079
Total Mineral Property Interests	$ 3,418,392	$ 5,473,523	$ 141	$ 8,892,056

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Year ended December 31, 2009
(Unaudited – prepared by management)

Note 10: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests December 31, 2009
Acquisition costs				
Balance, beginning of year	$ 512,065	$ 523,581	$ 1	$ 1,035,647
Incurred during the year	3,571	103,850	--	107,421
Balance, end of year	515,636	627,431	1	1,143,068
Exploration and development costs				
Incurred during the year				
Assays and analysis	937	57,783	--	58,720
Drilling	--	209,082	--	209,082
Geological and geophysical	55,555	173,083	--	228,638
Site activities	3,656	59,742	--	63,398
Stock-based compensation	--	56,003	--	56,003
Travel and accommodation	6,110	20,846	--	26,956
	66,258	576,539	--	642,797
Balance, beginning of year	2,792,648	4,928,069	--	7,720,717
Mineral exploration tax credits	(31,832)	(806,522)	--	(838,354)
Balance, end of year	2,827,074	4,698,086	--	7,525,160
Total Mineral Property Interests	$ 3,342,710	$ 5,325,517	$ 1	$ 8,668,228

Sultan Minerals Inc.
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Sultan Minerals Inc.
Management Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

1.1 Date

The effective date of this Management's Discussion and Analysis ("MD&A") is August 27, 2010.

1.2 Overview

This Management's MD&A contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. The Company expressly disclaims any obligation to revise or update forward-looking statements and any liability in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the years ended December 31, 2009 and 2008 and the Company's unaudited interim financials statements for the three and six months ended June 30, 2010 and 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the six months ended June 30, 2010 ("fiscal 2010") was $428,316 or $0.01 per share compared to a loss of $667,428 or $0.01 per share for the six months ended June 30, 2009 ("fiscal 2009"), after income tax recovery of $14,488, related to capitalized stock-based compensation.
- During fiscal 2010, operations utilized cash of $471,046 compared to $423,187 in fiscal 2009.
- Cash expenditures on mineral property interests totalled $158,800 in fiscal 2010 compared to $140,687 in fiscal 2009. Total expenditures incurred on the Company's mineral properties in fiscal 2010, with the fiscal 2009 numbers in brackets are: Kena - $75,682 ($10,767), Stephens Lake - $140 ($Nil), and the Jersey and Emerald properties - $148,006 ($289,086). There were no mineral property write-downs in either fiscal period.

1.2.1 Jersey – Emerald Property, British Columbia

The approximate 20,000-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer and the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In 2005 molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a 2-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit.

During the six months ended June 30, 2010, the Company entered into an agreement to acquire a 100% interest in the adjoining HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 693188, located at UTM coordinates 5,443,100N and 485,600E near Salmo, British Columbia, Canada.

Under the terms of the agreement, the Company earned a 100% interest in the property by making a cash payment of $10,000 and issuing 100,000 common shares.

Sultan's Jersey Emerald property includes British Columbia's second and third largest historic lead-zinc mines. The HB showing was initially staked in 1907 and put into production in a limited manner in 1912. In 1927 the property was acquired by the Consolidated Mining and Smelting Company ("Cominco"). Exploration by Cominco in 1949-1950 lead to the discovery of three parallel, steeply dipping, ore zones extending for 900 metres in a north-south direction across the claims. In 1955 the HB Mine was put into production at 1,000 tons/day. Ten years later in 1965 the adjacent Garnet Lead-Zinc Mine was put into production as part of Cominco's HB mining operation.

Between 1912 and 1978 the Garnet and HB mines are reported to have produced a total of 6,656,101 tonnes of ore at an average grade of 4.1% Zn, 0.8% Pb and 4.8 g/tonne Ag. (BC Geological Survey, Detail Production Report, MINFILE). Seventy percent of this production is estimated to have been mined from the HB Mine deposits.

The Garnet and HB mines closed in August 1978. As of December 31, 1978, the remaining measured and indicated reserves for the HB Mine were reported by Canadian Pacific Limited as approximately 36,287 tonnes grading 0.1 per cent lead and 4.1 per cent zinc (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209). Recovered from this ore were 29,425,521 grams of silver, 49,511,536 kilograms of lead, 260,431,646 kilograms of zinc, 2,019,586 kilograms of cadmium, 105,412 kilograms of copper and 6,159 grams of gold. (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209).

Readers are cautioned that the grades, resource figures and production figures quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects.

The Company is taking the necessary steps to advance the known molybdenum and tungsten deposits at the Jersey-Emerald mine as is evident by our land acquisitions and our current drilling program. Sultan now owns 1,100 acres of surface rights over the proposed mine site.

EXPLORATION

All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

In early 2010 the Company completed a magnetometer geophysical survey on its HB and Garnet Zinc Properties which has identified two, new, high priority, geophysical targets. The two targets lie adjacent to and along strike from the two historic mines. Together the two new targets rival the combined size of the two historic mines.

The eastern magnetic anomaly is situated along strike to the north of the historic Garnet Zinc mine suggesting the possibility of an extension to the historic mine. This target is comparable in size to the former Garnet mine. The magnetic anomaly is believed to be caused by the mineral pyrrhotite which is locally associated with the zinc mineralization. The Garnet deposit was mined as an open cut and thus only gives a magnetic response over a remnant pillar at the south end of the deposit.

The second geophysical target is situated 400 metres west of the Garnet Mine and trends parallel to both the Garnet and HB deposits. This target is more than 800 metres in length and is comparable in size to the combined Garnet and HB deposits.

A recently completed soil geochemical survey over the HB and Garnet Zinc zones shows potential for extensions and parallel zones of lead-zinc mineralization. Analytical results identify multiple zinc anomalies where many samples exceed 10,000 ppm, the upper limit of laboratory detection. The principal soil anomaly is centered over the Garnet Zinc Mine but extends far beyond the original deposit. This strong, 900-metre long, lead and zinc anomaly extends for 300 metres to the north and 300 metres to the south of the historic Garnet workings and remains open to the south. The north end of the soil anomaly partially overlaps with a magnetic geophysical anomaly which is believed to be reflecting mineralization at depth. Two parallel soil anomalies lie to the west of the Garnet Mine suggesting

potential for additional lead-zinc mineralization in an area that has never been drill tested. The western most soil anomaly coincides with the southern end of a strong magnetic geophysical anomaly that is believed to plunge to the north where it exists below surface for a distance of 900 metres beyond the zinc soil anomaly.

Several areas of elevated lead and zinc concentrations occur to the east of the Garnet zone. These areas are believed to be reflecting surface exposures of the HB Zinc deposit and the associated mine workings. A large database of historical mine records including mine plans, mine sections, drill logs and geological maps was acquired with the property and is being reviewed.

In May 2010 Sultan received its exploration permit to allow for trenching and drilling within the HB-Garnet mines area of the Jersey-Emerald property. Critchlow Diamond Drilling of Salmo, BC, was contracted to do the drill program for the Company.

Sultan completed an 8-hole diamond drill and trenching program on the HB and Garnet zones of its Jersey-Emerald Property. The program was designed to test ground geophysical and geochemical surveys completed in 2009. The results of the ground surveys indicated the presence of extensions and parallel zones of mineralization away from the historical zinc-lead mines (see Sultan News Release of May 5, 2010).

A total of 545 metres (1786.5 feet) of diamond drilling was completed in the 8 drill holes. Hole HB1001 was collared to test a linear magnetic trend with coincident zinc in soil geochemistry to the west of the Garnet Mine. This hole intersected significant pyrrhotite in argillaceous schist.

Holes HB1002 through HB1008 were collared within an area approximately 200 metres north of the Garnet Mine, and to the west of the HB Mine. These holes tested areas of elevated lead and zinc in soil that is in places coincident with magnetic highs. Excavator trenching carried out during drill pad construction revealed bands of sphalerite (zinc mineralization) within limestone and dolomite. This geology is similar to that of the historic Garnet Mine and is expected to be an extension of the mineralization northward from the mine. Drilling intersected strong pyrrhotite mineralization in micaceous argillite, as well as brecciated limestone and dolomite with pyrrhotite and sphalerite mineralization, and short sections of sphalerite as banded sulphide similar to that exposed in the trenching.

Three trenches were completed by excavator to reveal bands of sphalerite within limestone and dolomite seen in bedrock and historic hand trenches (TR1001 to TR10003). One sample was taken across mineralization from each trench and was shipped to Acme Laboratories in Vancouver for analysis. The following table provides the results from the trenching program.

Results of Trenching – HB Garnet Mine Area

Hole #	From	To	Width (m)	Zn Assay%
TR1001	1.5	3	1.5	**8.93**
TR1002	1	2	1	**5.06**
TR1003	0	1	1	**6.11**

A total of 133 core samples were shipped to Acme Laboratories in Vancouver for analysis. The following table provides zinc analysis results from core sampling.

Results of Drilling – HB Garnet Mine Area

Hole #	From	To	Width (m)	Zn Assay%
HB1003	7.2	11.1	3.9	**4.5**
including	7.2	9.0	1.8	**8.16**
HB1004	17.4	18.0	0.6	**2.04**

Hole #	From	To	Width (m)	Zn Assay%
HB1005	23.4	24.8	1.4	**7.75**
HB1005	30.3	32.4	2.1	**3.87**
including	31.3	32.4	1.1	**5.18**
HB1008	14.4	15.3	0.9	**2.40**
including	14.4	14.9	0.5	**3.76**
And	18.9	19.5	0.6	**2.27**

Drill hole HB1003 returned an average grade of 4.5% zinc over a 3.9-metre width, including high-grade intercepts of 8.16 % zinc over 1.8 metres. The mineralized zone intercepted in the HB1003 drill hole is interpreted to have been uncovered at surface in trench HB1001 that returned 8.93% zinc over 1.5 m width, and in trench HB1003 located approximately 125 metres to the south, which returned 6.11% zinc over a 1-metre width.

The geology intersected in drilling and trenching is similar to that of the historic Garnet Mine and is expected to be an extension of the mineralization northward from the mine. The mineralization includes strong pyrrhotite mineralization in micaceous argillite and brecciated limestone and dolomite with and the zinc (sphalerite) mineralization. Short sections of sphalerite as banded sulphide were also encountered. The mineralization is partly mapped by the ground magnetic surveys which show a significant magnetic high trending north from the Garnet open pit. Other magnetic features may also host potential mineralization.

Sultan's consultants continue to process the large database of historical mine records, including paper-drafted mine plans, mine sections, drill logs and geological maps that were acquired with the property. Mr. Ed Lawrence, P.Eng, former Manager of Sultan's adjacent Jersey and Emerald Mines, is undertaking a review of the historical HB and Garnet mine records. Preliminary inspection of this information suggests that the south end of the Garnet zinc deposit remains open and may extend to the south far beyond the previous mining operations.

Exploration expenditures on the Jersey-Emerald property in fiscal 2010 with the fiscal 2009 comparative figures shown in parentheses include the following: assays and analysis – recovery of $5,338 ($17,050); drilling - $61,412 ($82,444); geological and geophysical – $36,220 ($54,993); travel and accommodation – $3,779 ($5,112); stock-based compensation and future income tax recovery - $Nil ($55,722); and site activities – $22,024 ($27,664). Acquisition costs of $29,909 ($46,101) were incurred.

Mr. Ed Lawrence, P.Eng. is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience in Kamloops, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." Standard sampling procedures are used whereby the core is split with a core splitter and half of the core sent by trucking company directly to either Acme Labs Ltd. in Vancouver or Assayers Canada in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation is done at the laboratory by Acme or Assayers Canada staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

1.2.2 Kena Gold Property, British Columbia

Sultan's 8,173-hectare Kena Gold-Copper Project located near the community of Ymir in southeastern British Columbia encompasses two areas of porphyry-style gold mineralization – the Gold Mountain and Kena Gold Zones situated within an 8.0-km long gold geochemical anomaly. Sultan tested the two zones with 12,000 metres of diamond drilling in 80 drill holes and a preliminary NI 43-101 resource estimate was prepared by Giroux Consultants Ltd. in June 2004. The report shows a measured and indicated resource of 11,820,000 tonnes containing 381,000 ounces of gold at an average grade of 1.0 g/T using a

0.5 g/T cut-off grade for gold. An additional inferred resource of 12,150,000 tonnes containing 389,000 ounces of gold at the same grade (June 7, 2004, News Release) expands the potential size and should be increased with additional diamond drilling.

In July, Sultan completed an IP geophysical survey of the Kena Copper Zone on the property. The survey successfully defined a continuous six-kilometre long geophysical anomaly trending south from the Gold Mountain and Kena Gold Zones to the south end of the Kena Copper Zone (see News Release dated July 20, 2010). Geophysical modeling and field geological studies suggest the anomaly is reflecting sulphide mineralization emplaced in a strong and laterally persistent deformation zone that runs north-westerly across the property (September 9, 2009, News Release).

The current field surveys are designed to accurately locate diamond drill targets over this extensive geophysical target. Studies completed to date show that all significant showings and four historic gold mines on the property are associated with areas of strong IP geophysical response (see map). The program has also discovered that several historic diamond drill holes from previous exploration programs intersected the margins of the geophysical anomaly but in many cases were only partially assayed or were not assayed for copper. Sultan has now located, sampled and sent for assay approximately 800 metres of un-sampled diamond drill core remaining from the historical programs. Copper and gold assays for these drill holes are anticipated in September.

Present studies are focusing on the Kena Copper and Kena Gold zones but work may extend into the adjacent Gold Mountain zone. The planned diamond drill program is expected to commence at the end of August.

Exploration expenditures on the Kena property in fiscal 2010, with the fiscal 2009 comparative figures shown in parentheses, include the following: assays and analysis - $210 ($Nil); geological and geophysical – $64,493 ($5,756); travel and accommodation - $7,740 ($1,031) and site activities – $3,239 ($1,171). Acquisition costs of $Nil ($2,809) were incurred.

Ms Linda Dandy, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

1.2.3 Other Properties, British Columbia

Sultan has staked 570 hectares of mineral tenures adjacent to the Gibraltar Porphyry Copper-Molybdenum Mine ("Gibraltar Mine") in south central British Columbia, Canada. The road accessible property is located 1,500 metres west of the Gibraltar Mine, approximately 40 kilometres north of the community of Williams Lake BC. The Gibraltar Mine is the second largest porphyry copper mine in British Columbia. Production commenced in 1972 and to date it has been reported that 350 million tonnes of ore have been mined and milled giving 2.1 billion pounds of copper and 22.0 million pounds of molybdenum. Proven and probable reserves are currently 470 million tons grading 0.315% copper and 0.008% molybdenum.

Sultan's adjacent property overlies the west margin of the Granite Mountain pluton, which is host to the Gibraltar orebodies. The property has had little previous exploration. The claims were acquired as part of Sultan's ongoing program of acquiring underexplored properties in proven mining camps.

Sultan has contracted Peter E. Walcott & Associates to review the property and make recommendations for a geophysical survey that will investigate the property's potential for porphyry copper-molybdenum mineralization.

1.2.4 Mineral Property Option Payments Due In Fiscal 2010

To maintain its mineral property interests, the Company is required to make monthly cash payments in

fiscal 2010 of $750 for lease of surface property rights and will have to make cash payments in the year ended December 31, 2010, of $21,000, and issue 150,000 common shares with respect to its mineral property interests held at December 31, 2009.

1.2.5 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2006 was US$603 per ounce. In 2007 gold averaged US$693 per ounce, in 2008 the average price per ounce was US$872 and in 2009 the average price per ounce was US$972. In 2010, the price of gold has averaged US$1165 to August 27. The average price for molybdenum (roasted) in 2006 was US$25.56 per pound, US$29.72 per pound in 2007 and US$24.55 per pound in 2008. The price in 2009 averaged US$12.50 per pound with a price of US$15.10 at August 22, 2010. The price of tungsten has remained relatively stable at between US$210 to US$240/MTU for APT concentrate (as of July 15, 2010, it was US$240/MTU Source - Metals Bulletin).. The price of lead in 2009 was US$0.80 per pound and at August 23, 2010 was US$0.91 per pound, and the average price of zinc in 2009 was US$0.80 per pound and currently sits at US$0.91 per pound.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2009	As at December 31, 2008	As at December 31, 2007
Current assets	$ 1,813,409	$ 2,128,442	$ 4,361,691
Mineral property interests	8,668,228	8,756,364	7,120,104
Other assets	33,973	53,231	75,138
Total assets	10,515,610	10,938,037	11,556,933
Current liabilities	126,694	225,384	236,718
Long-term debt	--	--	44,000
Shareholders' equity	10,388,916	10,712,653	11,276,215
Total shareholders' equity and liabilities	10,515,610	10,938,037	11,556,933
Working capital (current assets less current liabilities)	1,686,715	1,903,058	4,124,973

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Expenses (recoveries)			
Amortization	$ 365	$ 1,711	$ 2,020
Debt finance adjustment	(3,000)	18,000	(14,000)
Legal, accounting and audit	60,498	35,719	56,428
Management and consulting fees	30,000	57,750	45,000
Office and administration	156,726	136,056	94,339
Salaries and benefits	326,985	295,897	221,429
Shareholder communications	190,196	352,205	263,175
Stock-based compensation	299,019	476,653	677,726
Termination fee	250,000	--	--
Travel and conferences	4,863	49,517	34,400
	1,351,652	1,423,508	1,380,517
Property investigations	3,902	1,418	4,352
Write-down of mineral property interests	--	82,809	92,736
Interest and other income	(42,866)	(90,235)	(141,173)
Loss before income taxes	(1,276,688)	(1,417,500)	(1,336,432)
Income tax (recovery) expense – current	--	--	--
– future income taxes	14,488	385,487	68,172
Loss for the year	$ (1,262,200)	$ (1,032,013)	$ (1,268,260)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	112,981,330	101,626,050	86,200,248

1.4 Results of Operations

	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Expenses				
Amortization	$ 74	$ 91	$ 74	$ 365
Legal, accounting and audit	18,913	19,769	25,000	29,960
Management fees	7,500	7,500	15,000	15,000
Office and administration	29,036	40,102	52,342	80,062
Salaries and benefits	69,353	87,704	141,167	171,787
Shareholder communications	92,314	50,251	155,097	91,341
Stock-based compensation	437	273,137	358	292,242
Property investigations	2,567	1,070	4,477	2,213
Travel	25,484	1,265	38,355	3,880
Interest and other income	(1,737)	7,298	(3,554)	(4,934)
	243,941	488,187	428,316	681,916
Loss before income taxes	(243,941)	(488,187)	(428,316)	(681,916)
Income tax recovery	--	13,178	--	14,488
Loss for the period	(243,941)	(475,009)	(428,316)	(667,428)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	124,010,618	102,179,959	123,969,734	102,142,552

Sultan's loss for fiscal 2010 was $428,316 or $0.01 per share compared to a loss of $667,428 or $0.01 per share for fiscal 2009, after an income tax recovery of $14,488, related to capitalized stock-based compensation.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest and other income decreased from $4,934 in fiscal 2009 to $3,554 in fiscal 2010, due to lower cash balances and lower interest rates in fiscal 2010.

Expenses

Legal, accounting and audit decreased from $29,960 in fiscal 2009 to $25,000 in fiscal 2010. Audit fees are accrued throughout the fiscal year. Legal fees are ongoing and will vary depending on the activity during the period.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for an annual fee of $30,000, or $7,500 in each quarterly period.

Office and administration costs decreased from $80,062 in fiscal 2009 to $52,342 in fiscal 2010. The office and administration costs include rent, shared office services and other costs related to administration of a public company. Included in fiscal 2009 is $12,000 in accrued directors' fees. Directors' fees were finalized in April 2010, and total $3,500 per month, or $10,500 per quarter in fiscal

2010 for the three outside directors. The Company continues to rent space from Quorum and pay market rates for the services of Quorum.

Salaries and benefits decreased from $171,787 in fiscal 2009 to $141,167 in fiscal 2010. The salaries change depending on activity levels provided by Quorum.

In fiscal 2009, there was $292,242 in stock-based compensation expense, compared with an expense of $358 in fiscal 2010 related to revaluation of unvested stock options granted to consultants in fiscal 2009. In addition, stock-based compensation expense and related income taxes of $55,722, based on the B-S valuation model, was capitalized to mineral property interests in fiscal 2009. No stock-based compensation was capitalized relating to options granted in fiscal 2010. The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

Shareholder communications costs have increased from $91,341 in fiscal 2009 to $155,097 in fiscal 2010. The Company utilized the services of Arbutus Enterprises Ltd. - $12,000 (2009 - $12,000) and Horng Kher (Marc) Lee - $36,000 (2009 - $36,000). Other shareholder activities consist of web site maintenance and development, transfer agent fees, regulatory and filing fees and all costs associated with timely disclosure of information.

Travel and conference expenses increased from $3,880 in fiscal 2009 to $38,355 in fiscal 2010. Representatives of the Company went to Europe for shareholder meetings to raise the profile of the Company in various areas of Europe. Representatives of the Company attended the Prospectors and Developers Conference in fiscal 2010, contributing to the higher expense in fiscal 2010.

Property investigation costs increased from $2,213 in fiscal 2009 to $4,477 in fiscal 2010. Sultan is presented with property submittals continually, and certain submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of acquisition and exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	**Jersey Emerald and other properties**	**General and adminis-trative expenses** (Note 1)	**Loss per quarter**	**Loss per share**
2008					
Third Quarter	17,403	379,885	355,149	315,543	$0.00
Fourth Quarter	18,081	218,671	296,462	388,112	$0.00
2009					
First Quarter	3,878	56,581	204,817	192,419	$0.00
Second Quarter	6,889	232,505	479,819	475,009	$0.01
Third Quarter	21,925	261,714	191,158	189,422	$0.00
Fourth Quarter	37,137	129,589	439,858	405,350	$0.00
2010					
First Quarter	6,073	41,203	184,282	184,375	$0.00
Second Quarter	69,609	106,803	243,111	243,941	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, property investigations, interest and other miscellaneous income or income tax recovery, but includes

stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

Three months ended June 30, 2010 ("Q2 2010") compared to three months ended June 30, 2009 ("Q2 2009")

Sultan's loss for Q2 2010 was $243,941 or $0.00 per share compared to a loss of $475,009 or $0.00 per share for Q2 2009 (after an income tax recovery of $13,178, related to capitalized stock-based compensation).

Expenses

Significant changes between the two three-month periods are noted below. Please refer to the comparatives for the six month periods ended June 30, 2010 and 2009 for further discussion of other expense categories.

Office and administration costs decreased from $40,102 in Q2 2009 to $29,036 in Q2 2010. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have decreased from $87,704 in Q2 2009 to $69,353 in Q2 2010. Salaries charged to the Company from Quorum are based on activity levels. A financing that closed in Q2 2009 and related administrative activity in that period was responsible for the higher cost. No financings were carried out in Q2 2010.

In Q2 2009, there was $273,137 in stock-based compensation expense, compared with $437 in Q2 2010. Stock options were granted in Q2 2009. No stock options were granted in Q2 2010, and the expense in the current period relates to vesting of unvested stock options.

Shareholder communications increased from $50,251 in Q2 2009 to $92,314 in Q2 2010. The Company utilized the services of Arbutus Enterprises Ltd. $6,000 (Q2 2009 – $6,000) and Horng Kher (Marc) Lee $18,000 (Q2 2009 - $18,000). Fees related to a conference attended in Europe in May 2010 accounted for the majority of the increase.

Travel and conference expenses increased from $1,265 in Q2 2009 to $25,484 in Q2 2010. This increase relates to travel related to the attendance at the conference in Europe in Q2 2010 and a series of corporate presentations during the same period.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At June 30, 2010, Sultan's working capital, defined as current assets less current liabilities, was $1,046,894 (December 31, 2009 - $1,686,715). The Company's cash in excess of current expenditures is held in Guaranteed Investment Certificates or Treasury Bills.

Management, administrative, geological, office rent and other services are provided by Quorum Management and Administrative Services Inc. ("Quorum") at market rates.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At June 30, 2010, Sultan had capitalized $8,892,056, representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba.

In fiscal 2010, the Company entered into an agreement to acquire a 100% interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 693188, located at UTM coordinates 5,443,100N and 485,600E near Salmo, British Columbia, Canada. .

Under the terms of the agreement, the Company earned a 100% interest in the property by making one cash payment of $10,000 and issuing 100,000 common shares.

1.7 Capital Resources

During the six months ended June 30, 2010, the Company did not complete any form of financings.

In the year ended December 31 2009, the Company received refunds of its 2006, 2007 and 2008 METC claims in the amount of $838,354 plus interest. This has provided additional working capital to the Company to be used in its exploration activities. The METC refunds may be subject to audit. The Company will apply for credits related to exploration incurred in the year ended December 31, 2009, but no forms have been completed. Any METC credits received as of the date of this Quarterly MD&A may be subject to audit.

The Company will require continued external funding to meet future obligations and to finance further exploration and development work on its mineral properties. The Company currently has funds available to complete all of its currently planned exploration programs, but as the Company does not have a source of revenue, there is doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at June 30, 2010 and December 31, 2009, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

Management of capital

The Company's objective in managing capital is to maintain adequate levels of funding to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property interests in British Columbia and to maintain a flexible capital structure which will optimize the costs of capital.

The Company endeavours to manage its capital structure in a manner that provides sufficient funding for operational activities through funds primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions. The Company makes adjustments to its management of capital in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its costs of capital while maintaining an acceptable level of risk. The Company currently has sufficient funds for operations but must rely on equity financings, or forms of joint venture or other types of financing to continue exploration and development work and to meet its administrative overhead costs in future years.

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities allowing the Company to withdraw funds at intervals needed for the expected timing of expenditures in its operations.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Six months ended June 30,	
Services rendered and reimbursement of expenses:	2010	2009
Quorum Management and Administrative Services Inc. (a)	$ 71,354	$ 246,336
Lang Mining Corporation (b)	15,000	15,000
Directors' fees	21,000	24,000
Expense reimbursements (d)	7,376	--

Balances receivable from (e):	June 30, 2010	December 31, 2009
Quorum Management and Administrative Services Inc. (a)	$ --	$ 5,334
Balances payable to (e):		
Quorum Management and Administrative Services Inc. (a)	$ 13,795	$ --
Directors' fees	3,188	48,000
	$ 16,983	$ 48,000

(a) Management, administrative, geological and other services are provided by Quorum Management and Administrative Services Inc. ("Quorum") at market rates for the rental of office space and services provided by Quorum.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) The Company's investments include shares in a listed company with a common director.

(d) The Company reimbursed travel expenses incurred by a private company controlled by an individual related to an officer of the Company.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.11 Critical Accounting Estimates

As at June 30, 2010, the Company was a venture issuer.

1.12 Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2009, and have been consistently followed in the preparation of these financial statements.

(a) International financial reporting standards ("IFRS")

In 2006, the Accounting Standards Board (AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010.

The Company has developed an IFRS changeover plan to identify and implement the changes necessary to report under the new standards. The plan includes assessing the impact of IFRS on financial reporting systems, accounting policies, disclosure controls and procedures, business activities, internal control over financial reporting, tax planning, and the knowledge of key personnel. The Company has completed an initial high level assessment to identify the required accounting policy changes on adoption of IFRS, but has not yet quantified the impact of the transition on its consolidated financial condition. The Company is completing a more detailed assessment to assist in the full adoption of IFRS.

The Company's initial high level assessment identified significant differences between existing Canadian GAAP and IFRS but has determined that no significant changes will be required to financial reporting systems, business activities, internal control over financial reporting, or tax planning. Some disclosure controls and procedures will, however, need to be changed, for example, to address reporting of first time adoption as well as ongoing new IFRS reporting requirements. These changes will require training of key personnel. There will also be both optional and required changes made to certain accounting policies upon adoption of IFRS. These changes may result in material changes to financial results or financial position. Additionally, it is expected that the amount of required financial statement disclosure will increase substantially. The certifying officers plan to complete the design and initially evaluate the effectiveness of these controls in the third quarter of fiscal 2010 in order to prepare for certification under IFRS in 2011.

In the latter half of 2010, the Company will quantify the impact of the transition to IFRS on its financial statements and systems, if any. The implementation and transition phase to IFRS are currently planned for the third quarter of fiscal 2010 in order to meet the expected adoption date of January 1, 2011.

The Company currently operates in Canada. Training of Company personnel, where required, has started and will continue through 2010. This training is being conducted via attendance at seminars specifically designed for Canadian companies going through the transition to IFRS. The Audit Committee members will continue to receive quarterly IFRS presentations and project status updates from management.

As the Company has no debt covenants, executive compensation arrangements or other contracts that depend on financial information, there will be no changes required to business activities as a result of the change to IFRS.

Areas of potential differences between Canadian GAAP and IFRS that have been identified to date

include the following:

Property, plant and equipment

The Company's property, plant and equipment are recorded at cost under Canadian GAAP.

IFRS 1 allows companies to elect fair value as the deemed cost of an individual asset at the date of transition.

IFRS requires a componentization approach, separately identifying and measuring significant individual components of assets which have different useful lives. Significant components will be depreciated based on their individual useful lives.

Exploration for and the evaluation of mineral resources

Costs incurred in the exploration and evaluation of its mineral property interests are capitalized until the Company reaches the development stage at which point the Company will continue to capitalize development costs.

IFRS does not give directive guidance on the treatment of exploration costs. IFRS allows a company to set its accounting policy to expense or capitalize the costs incurred in the acquisition, exploration, evaluation and development of mineral resources.

The Company's current accounting policy is likely to be maintained through transition with no differences anticipated.

Impairment of long-lived assets

In evaluating the Company's long-lived assets which include its mineral property interests for recoverability, undiscounted future cash flows are used to perform the test. Recoverability is evaluated whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated discounted future net cash flows are less than the carrying value.

IFRS requires the use of a one-step impairment test (impairment testing is performed using discounted cash flows) rather than the two-step test under Canadian GAAP (using undiscounted cash flow as a trigger to identify potential impairment loss).

IFRS requires reversal of impairment losses where previous adverse circumstances have changed; this is prohibited under Canadian GAAP.

Impairment testing should be performed at the asset level for long-lived assets and intangible assets. Where the recoverable amount cannot be estimated for individual assets, it should be estimated as a part of a Cash Generating Unit.

Impairment testing under IFRS is performed using two new valuation methods – value in use and fair value less cost to sell.

Future accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section "1582, "Business Combinations", which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of

the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. These standards will have no impact on the Company's financial statements.

1.13 Financial instruments and other instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at June 30, 2010, the classification of the financial instruments, as well as their carrying values and fair values, with comparative figures for December 31, 2009, are shown in the table below:

	June 30, 2010		December 31, 2009	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets				
Cash	$ 91,257	$ 91,257	$ 13,629	$ 13,629
Short-term investments	1,052,250	1,052,250	1,760,000	1,760,000
Accounts receivable	54,232	54,232	15,316	15,316
Investments	196	196	548	548
Due from related parties	--	--	5,334	5,334
Financial liabilities				
Accounts payable and accrued liabilities	149,826	149,826	78,694	78,694
Due to related parties	16,983	16,983	48,000	48,000

The fair values of the Company's financial instruments measured at June 30, 2010, constitute Level 1 measurements for its cash, short-term investments and investments within the fair value hierarchy defined under Canadian GAAP.

The Company recognized interest income during the six months ended June 30, 2010, totalling $3,554. This is primarily interest income from the Company's short-term investments. This balance represents interest income from all sources.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	June 30, 2010
Accounts and other receivables -	
Currently due	$ 54,232
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
	54,232
Cash	91,257
Short-term investments	1,052,250
	$ 1,197,739

Substantially all of the Company's cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily its investment in marketable securities of publicly-traded companies and any receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where

cash and term deposits are held. The Company's maximum exposure to credit risk as at June 30, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company's financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at June 30, 2010, are summarized as follows:

		June 30, 2010
Accounts payable and accrued liabilities with contractual maturities –		
Within 90 days or less	$	149,826
In later than 90 days, not later than one year		--
Due to related parties with contractual maturities		
Within 90 days or less		16,983

Market risks

The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

- Commodity price risk

The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold, copper, zinc, lead, molybdenum and tungsten, and the outlook for these metals. The Company's ability to raise capital is affected by the prices of commodities that the Company is exploring for on its mineral property interests. The Company does not have any hedging or other derivative contracts respecting its operations.

Market prices for these metals have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

- Interest rate risk

The Company has no significant exposure at June 30, 2010, to interest rate risk through its financial instruments.

- Currency risk

Fluctuations in United States dollars would not significantly impact the operations and the values of its assets and shareholders' equity at this time. If the Company were to go into production, the Company would be subject to more foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar, due to metals prices and their denomination in United States dollars.

1.14.1 Other MD& A Requirements

See the financial statements for the three and six months ended June 30, 2010 and 2009.

1.14.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the unaudited financial statements for the three and six months ended June 30, 2010 and 2009.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations and Deficit.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.14.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of August 27, 2010, the date of this MD&A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

124,010,618 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,425,000	$0.17	June 21, 2011
2,230,000	$0.45	July 20, 2012
2,670,000	$0.29	October 23, 2012
200,000	$0.29	March 17, 2013
5,630,000	$0.10	June 22, 2014
500,000	$0.10	December 11, 2014
200,000	$0.10	April 30, 2011
13,855,000	$0.21	

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
13,333,333	$0.12	June 30, 2014
706,666	$0.12	June 30, 2014
2,247,600	$0.05	June 30, 2014
1,498,400	$0.12	June 30, 2014
17,785,999	$0.11	

Shareholder Rights Plan

The Company's board of directors and its shareholders have approved the adoption of a Shareholder Rights Plan (the "Rights Plan"), which has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considered that the adoption of the Rights Plan was desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the solicitation of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors considered that they would need more time than is allowed for under existing securities legislation in order to have any real ability to consider such alternatives.

As at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with his or its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with his or its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the

certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in this Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Arthur G. Troup, Chief Executive Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending June 30, 2010.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 27, 2010

Arthur G. Troup
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Shannon M. Ross, Chief Financial Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending June 30, 2010.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 27, 2010

Shannon M. Ross
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.